JAWS WILDCAT ACQUISITION CORPORATION
1601 Washington Avenue, Suite 800
Miami Beach, FL 33139

February 23, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Geoffrey D. Kruczek

Re:	JAWS Wildcat Acquisition Corporation Request to Withdraw Registration Statement on Form S-1 File No. 333-253540

Dear Mr. Kruczek:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), JAWS Wildcat Acquisition Corporation, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on February 25, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Matthew Walters, Chief Executive Officer, JAWS Wildcat Acquisition Corporation, at the above-mentioned address, with a copy to Christian O. Nagler, Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022.

Please do not hesitate to contact Christian O. Nagler at (212) 446-4660 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

JAWS WILDCAT ACQUISITION CORPORATION

By:	/s/ Matthew Walters
Name:	Matthew Walters
Title:	Chief Executive Officer